Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

GRANT OF RESTRICTED SHARE UNITS

The Company approved to grant an aggregate of 45,876 RSUs (representing equal number of underlying Class A ordinary shares), comprising (i) 32,112 RSUs to Ms. Xiaohong Chen, an independent non-executive Director, and (ii) 13,764 RSUs to Mr. Hansong Zhu, an independent non-executive Director (each a “Director Grant” and collectively, the “Director Grants”), on September 2, 2026 pursuant to the 2020 Share Incentive Plan. Such Director Grants will not be subject to the Shareholders’ approval.

The Director Grants are subject to the terms and conditions of the 2020 Share Incentive Plan, and the director service agreement and award agreement entered into between the Company and each of Ms. Xiaohong Chen and Mr. Hansong Zhu, respectively. The principal terms of the 2020 Share Incentive Plan were set out in the section headed “Statutory and General Information — The Share Incentive Plans — 2020 Share Incentive Plan” in Appendix IV to the listing document of the Company dated May 5, 2022 and the 2025 annual report of the Company dated April 24, 2026.

Details of the Director Grants are set out below:

Date of grant	September 2, 2026

Total number of RSUs granted	45,876 RSUs, comprising 32,112 RSUs to Ms. Xiaohong Chen and 13,764 RSUs to Mr. Hansong Zhu

Purchase price of RSUs granted	Nil

Closing price of the Class A ordinary shares on the date of grant	HK$46.68 per share

Vesting condition and periods	Subject to the terms of the respective director service agreement and award agreement entered into between the Company and each of Ms. Xiaohong Chen and Mr. Hansong Zhu and the 2020 Share Incentive Plan, the RSUs granted to Ms. Xiaohong Chen and Mr. Hansong Zhu under the Director Grants shall fully vest on the first anniversary of the date of grant.

Performance target	The vesting of the RSUs under the Director Grants is not subject to any performance target. The Compensation Committee is of the view that it is not necessary to set performance targets for each of the Director Grants because it (i) forms part of the remuneration package of such independent non-executive Director; (ii) is in line with the recommended best practice E.1.9 of Part 2 of the Corporate Governance Code contained in Appendix C1 to the Listing Rules, which recommends issuers not to grant equity- based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) is subject to clawback mechanisms as detailed below.

Clawback mechanisms	Pursuant to the terms of the Director Grants and the 2020 Share Incentive Plan, if Grantee’s termination of service is by reason of cause set out in the 2020 Share Incentive Plan, the Grantee’s right to any vested and unvested RSUs shall terminate concurrently with his/her termination of services. Under such circumstances, the balance of the RSUs that have not vested shall lapse and be forfeited. For the vested RSUs, the Board or the Compensation Committee may in its discretion determine (acting fairly and reasonably) that Grantee should repay to the Company (whether by re-transfer of Shares (or withholding the transfer of Shares where such transfer has not occurred), payment of cash proceeds or deductions from or set offs against any amounts owed to the Grantee by any member of the Group) an amount equal to the benefit, calculated on an after-tax basis, received or to be received by the Grantee from such vesting, provided that the Board or the Compensation Committee may, at its discretion, determine that a lesser amount should be repaid.

Each of the Director Grants was approved by the independent non-executive Directors (each excluding the independent non-executive Director who is the Grantee). Vesting of the 45,876 RSUs granted under the Director Grants will be satisfied through utilizing the existing Class A ordinary shares registered in the name of the depositary bank issued before the Listing. The Hong Kong Stock Exchange had granted approval for the listing of, and permission to deal in, the existing Class A ordinary shares registered in the name of the depositary bank issued before the Listing. The Director Grants would not result in the options and awards granted and to be granted to the Grantees in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

CLASS A ORDINARY SHARES AVAILABLE FOR FUTURE GRANT UNDER THE 2020 SHARE INCENTIVE PLAN

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be further issued pursuant to all Awards under the 2020 Share Incentive Plan as at the date of the Listing shall be 253,246,913. As at the date of this announcement and following the Director Grants, 120,647,417 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan.

The amended 2020 Share Incentive Plan took effective from May 11, 2022 (the “Effective Date”) and will expire on the tenth anniversary of the Effective Date (the “Expiration Date”) unless earlier terminated. Upon expiry of the 2020 Share Incentive Plan, any Awards that have been granted and are outstanding as of the Expiration Date shall remain in force according to the terms of the 2020 Share Incentive Plan and the applicable award agreement.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2020 Share Incentive Plan”	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or the Compensation Committee

“ADSs”	American depositary shares, each of which represents three Class A ordinary shares

“Award(s)”	award(s) in the form of option, restricted shares, RSUs or other types of awards approved by the Board or the Compensation Committee pursuant to the 2020 Share Incentive Plan to Participant(s)

“Board”	the board of Directors of the Company

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Company”	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018

“Compensation Committee”	the compensation committee of the Board

“Director(s)”	the director(s) of the Company

“Grantee(s)”	Ms. Xiaohong Chen and Mr. Hansong Zhu

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing”	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Participant(s)”	a person who, as a director, consultant or employee of any member of the Group, has been granted an Award pursuant to the 2020 Share Incentive Plan

“RSU(s)”	restricted share unit(s)

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, September 2, 2026

As at the date of this announcement, the Board comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive Directors, Mr. Jeffrey Zhaohui Li as the non- executive Director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive Directors.

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